CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Buffered Return Enhanced Notes due 2008	$19,474,000.00	$597.85

Pricing Supplement	Pricing Supplement No. 237
To prospectus dated January 25, 2006, and prospectus	Registration Statement No. 333-131266
supplement for leveraged index-linked securities	Dated March 23, 2007; Rule 424(b)(2)
dated December 1, 2006

Structured Investments	Morgan Stanley
$19,474,000
Buffered Return Enhanced Notes Linked to the Russell 2000® Index
due April 3, 2008

General
•

The notes are designed for investors who seek a return of twice the appreciation of the Russell 2000® Index up to a Maximum Total Return on the notes of 15.60% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing April 3, 2008†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on March 23, 2007 and are expected to settle on or about March 30, 2007.

Key Terms
Index:	The Russell 2000® Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 15.60%. For example, if the Index Return is more than 7.80%, you will receive the Maximum Total Return on the notes of 15.60%, which entitles you to a maximum payment at maturity of $1,156 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:
$1,000 +[$1,000 x (Index Return x 2)]
Your principal is protected against up to a 10% decline of the Index at maturity. If the Ending Index Level declines from the Initial Index Level by 10% or less, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	The Index closing level on the pricing date, which was 809.51.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	March 25, 2008, March 26, 2008, March 27, 2008, March 28, 2008 and March 31, 2008
Maturity Date†:	April 3, 2008
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617446G37
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page S-19 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$10	$990
Total	$19,474,000	$131,160	$19,279,260

(1) Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forego any fees.

(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $10 per $1,000 principal amount note, but will forego any fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent

March 23, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for leveraged index-linked securities dated December 7, 2006. These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated March 16, 2007 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Prospectus Supplement for Leveraged Index-Linked Securities dated December 7, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306002760/dp04197_424b2.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 800 and reflect the Maximum Total Return on the notes of 15.60% . The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes
1440.00	80.00%	15.60%
1320.00	65.00%	15.60%
1200.00	50.00%	15.60%
1120.00	40.00%	15.60%
1040.00	30.00%	15.60%
960.00	20.00%	15.60%
880.00	10.00%	15.60%
862.40	7.80%	15.60%
820.00	2.50%	5.00%
808.00	1.00%	2.00%
800.00	0.00%	0.00%
760.00	-5.00%	0.00%
720.00	-10.00%	0.00%
680.00	-15.00%	-5.56%
640.00	-20.00%	-11.11%
560.00	-30.00%	-22.22%
480.00	-40.00%	-33.33%
400.00	-50.00%	-44.44%
320.00	-60.00%	-55.56%
240.00	-70.00%	-66.67%
160.00	-80.00%	-77.78%
80.00	-90.00%	-88.89%
0	-100.00%	-100.00%

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Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 800 to an Ending Index Level of 840. Because the Ending Index Level of 840 is greater than the Initial Index Level of 800 and the Index Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 15.60%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 800 to an Ending Index Level of 720. Because the Ending Index Level of 720 is less than the Initial Index Level of 800 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index increases from the Initial Index Level of 800 to an Ending Index Level of 880. Because the Index Return of 10% multiplied by 2 exceeds the Maximum Total Return of 15.60%, the investor receives a payment at maturity of $1,156 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 800 to an Ending Index Level of 640. Because the Ending Index Level of 640 is less than the Initial Index Level of 800 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

  APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, up to the Maximum Total Return on the notes of 15.60%, or $1,156 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

  LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%. If the Ending Index Level declines by more than 10% of the Initial Index Level, for every 1% decline of the Index below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

  DIVERSIFICATION AMONG EQUITIES OF THE RUSSELL 2000® INDEX — The return on the notes is linked to the Russell 2000® Index. The Russell 2000® Index consists of 2,000 component stocks and is designed to track the performance of the smaller capitalization segment of the U.S. equity market. For additional information about the Russell 2000® Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—Russell 2000® Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

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  CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes. Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes. You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Index Level below the 10% Buffer Amount as compared to the Initial Index Level.

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 15.60% on the $1,000 principal amount, regardless of the appreciation in the Index, which may be significant.

  THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

  NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Russell 2000® Index would have.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell thenotes easily. Because other dealers are not likely to make a secondary market for the notes, the priceat which you may be able to trade your notes is likely to depend on the price, if any, at which affiliatesof Morgan Stanley are willing to buy the notes.

  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries. The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Russell 2000® Index based on the weekly Index closing levels from January 4, 2002 through March 23, 2007. The Index closing level on March 23, 2007 was 809.51. We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The price source for determining the Ending Index Level will be the Bloomberg page “RTY” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

License Agreements

License Agreement between Frank Russell Company and Morgan Stanley. The “Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information—Russell 2000® Index—License Agreement between Frank Russell Company and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

ERISA

See “ERISA” in the prospectus supplement for leveraged index-linked securities.

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